Exhibit 99.1

News Release
B2Gold Reports 2013 Fourth Quarter and Year-End Results.
Achieves record quarterly/full-year production with cash operating costs at lower end of 2013 guidance.

Vancouver, March 14, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports results for the fourth quarter and year ended December 31, 2013. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the fourth quarter and year end include:

2013 Fourth Quarter Highlights

•	Gold revenue of $138.1 million, an increase of $67.3 million from the fourth quarter of 2012
•	Record gold sales of 106,185 ounces
•	Record quarterly gold production of 105,577 ounces, an increase of 138% over the fourth quarter of 2012
•	Consolidated cash operating costs of $638 per ounce of gold, 8% below budget
•	Cash flow from operating activities before changes in non-cash working capital of $35.7 million ($0.05 per share), an increase of $4.6 million over the fourth quarter of 2012
•	Cash and cash equivalents of $252.7 million at year end
•	Net income of $26.2 million ($0.04 per share)
•	Adjusted net income of $3.7 million ($0.01 per share)

2013 Full-Year Highlights

•	Record gold revenue of $544.3 million, an increase of $285.2 million over 2012
•	Record gold sales of 380,895 ounces
•	Record attributable gold production of 366,313 ounces, an increase of 132% over 2012

•	Gold production of 373,400 ounces including non-attributable pre-acquisition production of 7,087 ounces from the Masbate Mine, within the Company’s 2013 guidance
•	Record cash flow from operating activities before changes in non-cash working capital of $144.3 million ($0.23 per share), an increase of $30 million over 2012
•	Consolidated cash operating costs of $681 per ounce of gold, at the lower end of guidance
•	Net income of $67.3 million ($0.11 per share)
•	Adjusted net income of $63.8 million ($0.10 per share)
•	Exceptional safety record in 2013 at all three mining operations
•	Construction at the Otjikoto Mine in Namibia remains on schedule and on budget
•	Completed acquisitions of CGA Mining Limited and Volta Resources Inc. in 2013
•
Announced initial resource at Wolfshag zone (Namibia) of 703,000 ounces of gold at an average grade of 3.2 grams per tonne which may lead to the future expansion of production and/or an increase in the mine life of Otjikoto.

•	Issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million on August 23, 2013

Financial Results for the Fourth Quarter

Consolidated gold production in the fourth quarter of 2013 was a record 105,577 ounces, an increase of 138% compared to the same period in 2012. Gold production from the Masbate Mine (acquired on January 16, 2013) in the Philippines accounted for 106% of the increase, and gold production from the Company’s La Libertad and Limon Mines in Nicaragua increased by 32% over the fourth quarter in 2012.

Gold revenue for the fourth quarter of 2013 was $138.1 million on sales of 106,185 ounces at an average price of $1,300 per ounce compared to $70.8 million on sales of 41,627 ounces at an average price of $1,700 per ounce in the 2012 fourth quarter. The significant increase of 95% in revenue (despite a 24% decrease in the average realized gold price) was driven by gold production from the Company’s Masbate Mine as well as increased production from the Nicaraguan operations.

Consolidated cash operating costs for the fourth quarter of 2013 were $638 per ounce of gold which compares to budget of $686 per ounce and $604 per ounce in the same quarter last year. All-in sustaining cash costs for the quarter also came in lower than budget at $986 per ounce of gold. Gold production from the Company’s three mines exceeded each of the mine’s budgeted production in the fourth quarter of 2013, and all three mines achieved lower than budgeted per ounce cash operating costs.

Cash flow from operating activities before changes in non-cash working capital was $35.7 million ($0.05 per share) in the fourth quarter of 2013 compared to $31.1 million ($0.08 per share) in the comparative quarter of last year, an increase of 15%. Cash flow in the quarter was the second highest in the Company’s history, despite a 29% decrease in the average realized gold price (on a cash basis, excluding non-cash deferred revenue). The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

Adjusted net income for the quarter was $3.7 million ($0.01 per share) compared to $18 million ($0.05 per share) in the same period of 2012. Adjusted net income was lower in the current quarter mainly due to a significant decline in the average realized gold price and to slightly higher operating costs and depreciation charged per ounce of gold sold. General and administrative costs also increased by $3.4 million in the quarter, and realized derivative losses and interest expense were higher by $1.5 million and $1 million, respectively.

For the fourth quarter of 2013, the Company generated (GAAP) net income of $26.2 million ($0.04 per share) compared to $10.9 million ($0.03 per share) in the equivalent period of 2012. Included in net income was a gain of $14.2 million in the current quarter relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

Financial Results for the Full-Year

Consolidated attributable gold production for 2013 was a record 366,313 ounces. Including non- attributable pre-acquisition production of 7,087 ounces from Masbate (from January 1, 2013 to January 15, 2013), consolidated gold production for 2013 was 373,400 ounces, which compares favorably to the Company’s guidance range of 360,000 to 380,000 ounces.

For the full-year 2013, consolidated gold revenue was a record $544.3 million compared to $259.1 million in the same period in 2012. The significant increase of 110% in revenue was driven by gold production from the Company’s newly acquired Masbate Mine as well as increased production from its Nicaraguan operations.

Consolidated cash operating costs were $681 per ounce and were at the lower end of the Company’s guidance range of $675 to $690 per ounce of gold for 2013. All-in sustaining cash costs for the year were $1,064 per ounce of gold, slightly lower than budget.

Adjusted net income in 2013 was $63.8 million ($0.10 per share) compared to $79.7 million ($0.21 per share) in 2012. Adjusted net income was lower mainly due to a significant decline in the average realized gold price, partially offset by higher gold sales volumes. General and administrative costs also increased by $14.3 million in the year, reflecting additional costs associated with the acquisition of CGA Mining Limited, bonuses and changes in employee numbers. Realized derivative losses and interest expense were higher by $4.6 million and $2.8 million, respectively. In addition, current income tax expense increased by $5 million in the year over 2012 mainly due to higher gold production in Nicaragua. Earnings at the Masbate Mine are currently in a tax free period until June 30, 2015. The tax free period may be extended for an additional two years if certain criteria are met.

For 2013, the Company generated (GAAP) net income of $67.3 million ($0.11 per share) compared to $51.9 million ($0.13 per share) in 2012.

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold, an increase of approximately 8% to 15% over 2013 attributable production. All-in sustaining cash costs are forecast to be in a range of $1,025 to $1,125 per ounce of gold. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. Consolidated cash operating costs are expected to be in the range of $667 to $695 per ounce (a similar range as in 2013). With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

Liquidity and Capital Resources

As at December 31, 2013, the Company remained in a strong financial position with cash of $252.7 million. Total liquidity available at December 31, 2013 was approximately $383 million consisting of cash of $252.7 million, $100 million available for drawdown under the Company’s Senior Credit Facility and $30 million available under the equipment finance lease with CAT Financial. In addition, the Company recently received approval from the lenders to increase the facility by $50 million to $200 million, subject to updating security documents to reflect the increased amount of the facility.

Operations

Masbate Gold Mine

Fourth quarter production at the Masbate Mine in the Philippines was 46,963 ounces of gold at a cash operating cost of $779 per ounce from 1,713,319 tonnes of ore milled at an average grade of 1.03 grams per tonne (“g/t”) gold. This compares to budget of 46,280 ounces at a cash operating cost of $833 per ounce. Mining areas and material types differed from budget resulting in higher gold production, and lower haulage costs.

For the full-year 2013, the Masbate Mine, including non-attributable pre-acquisition production of 7,087 ounces, produced 176,483 ounces of gold, within the Company’s previously released guidance range of 175,000 to 185,000 ounces. As previously announced, second quarter gold production at the Masbate Mine was approximately 7,000 ounces of gold less than forecast due to a temporary suspension of mining operations in June 2013 to replace a process pipeline. However, due to higher than budgeted production in the second half of 2013, the Masbate Mine was able to meet its 2013 guidance range.

Gold sales from the Masbate Mine totaled 47,536 ounces in the fourth quarter of 2013 at an average realized price of $1,367 per ounce, generating revenue of $65 million (which included a non-cash amount of $9.3 million related to the recognition of deferred revenue). For the full-year of 2013, the Masbate Mine generated gold revenue of $274.1 million (which included a non-cash amount of $37.4 million related to the recognition of deferred revenue) from the sale of 184,737 ounces at an average price of $1,484 per ounce.

Capital expenditures in the three and twelve months ended December 31, 2013 totaled $10.5 million and $31.3 million, respectively, mainly for the tailings dam expansion, major overhauls to mining equipment and generators, a metallurgical test work program to be used for the expansion study, design and initiation of construction for a water treatment plant and the purchase of a new SAG mill.

In 2013, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. The mill expansion project remains under evaluation and conclusions are expected in the third quarter of 2014.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, 8% to 13% higher than in 2013, at an operating cash cost of approximately $765 to $800 per ounce. In the second quarter of 2014, the existing SAG mill is planned to be replaced. On restart, the operation will gain approximately 300,000 tonnes per year of operating capacity. The Masbate Mine is budgeted to process an average of 17,646 tonnes of ore per day for a total of approximately 6.44 million tonnes of ore for the year at an average grade of 1.15 g/t gold. In 2014, the Company has budgeted capital costs at the Masbate Mine of approximately $37 million.

An aggressive 2014 exploration program totaling $6.2 million is underway with five diamond drill rigs currently working. The 2014 program will comprise of metallurgical and reserve/resource drilling on numerous mine veins.

Nicaraguan Operations

La Libertad Gold Mine

Fourth quarter gold production from La Libertad Mine was a new quarterly record of 42,709 ounces of gold, an increase of 42% over the same quarter in 2012. Total production for 2013 was also a record 138,726 ounces of gold, exceeding the 2013 guidance range of 131,000 to 137,000 ounces, and approximately 27% higher than in 2012. The main reasons for the improved production in 2013 were better grade performance from pit sources and better recoveries.

Gold sales from La Libertad Mine totaled 44,649 ounces in the fourth quarter of 2013 at an average realized price of $1,245 per ounce, generating revenue of $55.6 million. During 2013, La Libertad Mine generated gold revenue of $190 million from the sale of 138,758 ounces at an average price of $1,369 per ounce, compared to $179.6 million from the sale of 107,398 ounces at an average price of $1,672 per ounce in the same period of 2012.

In the fourth quarter of 2013, La Libertad Mine produced 42,709 ounces of gold at a cash operating cost of $495 per ounce and a total cash cost of $522 per ounce from 522,846 tonnes of ore milled at an average grade of 2.75 g/t gold. This compares to budget of 40,759 ounces at a cash operating cost of $497 per ounce. Gold production in the fourth quarter exceeded budget mainly due to better grade performance from pit sources (2.75 g/t compared to budget of 2.48 g/t), especially in the Crimea and Santa Maria pits during November and December, as well as to higher than budgeted gold recoveries (92.5% compared to budget of 92%). Ore in the quarter was sourced from all operating pits including Jabali. Gold recovery continues to outperform budget as the Company optimizes its plant processes. Mill throughput averaged 5,692 tonnes per day for the quarter and is expected to increase to 6,099 tonnes per day as a result of the addition of process tanks. In December, throughput averaged 5,973 tonnes per day (excluding 40 hours of programmed maintenance).

For the full-year 2013, La Libertad produced 138,726 ounces at a cash operating cost of $563 per ounce and total cash cost of $592 per ounce from 2,014,838 tonnes of ore milled at an average grade of 2.29 g/t gold. This compares to budget of 135,571 ounces at a cash operating cost of $575 per ounce. Gold production for the year was higher than budget as a result of better grade performance from pit sources (2.29 g/t compared to budget of 2.19 g/t) and to higher gold recoveries (93.8% compared to budget of 92%). Compared to 2012, all pits at La Libertad contributed better grades, especially the Santa Maria pit where average grades mined for 2013 were 4.1 g/t.

Total capital expenditures in the fourth quarter of 2013 were $6.3 million, with the main capital items consisting of $2.1 million for the Jabali feasibility and development (primarily land purchases), $0.9 million for deferred stripping costs in various pits and $1.1 million for infrastructure in Jabali Central. Total capital expenditures for 2013 were $32 million which included $11.3 million related to Jabali feasibility and development (including construction of a 15 kilometre private haul road for transporting the Jabali deposit ore to the Libertad mill and land purchases for waste dumps), $9.4 million to deferred stripping, $3.2 million for infrastructure in Jabali Central, $4.2 million for mine equipment and $2.2 million for mill expansion.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce. Gold production in 2014 at La Libertad is expected to increase by approximately 3% to 8% over 2013 production. La Libertad Mine is budgeted to process an average of 6,099 tonnes of ore per day for a total of approximately 2.2 million tonnes of ore for the year at an average grade of 2.17 g/t gold. The  Company  has  budgeted  capital  costs  at  La  Libertad  in  2014 of approximately $36.3 million.

La Libertad exploration budget for 2014 is approximately $4.3 million for a total of approximately 10,500 metres of planned drilling. The program includes resource drilling on the Mojon high grade underground targets and continued exploration on a number of regional targets. The focus of this year’s exploration drilling is directed towards mainly brownfields drilling and evaluation of regional targets in the search for more open pit feed for the mill.

El Limon Gold Mine

Fourth quarter gold production at the Limon open pit and underground mine was 15,905 ounces of gold, Limon’s best quarter in 12 years. Limon also recorded its most successful year in the past 12 years, producing 58,191 ounces of gold, exceeding the 2013 guidance range of 54,000 to 58,000 ounces, and approximately 19% higher than in 2012. The improved production at the Limon Mine in 2013 was mainly the result of delivering higher grade ore, primarily from the Santa Pancha underground mine and Veta Nueva open pit, and higher plant through-put.

Gold sales from the Limon Mine totaled 14,000 ounces in the fourth quarter of 2013 (Q4 2012 – 11,900 ounces) at an average realized price of $1,248 per ounce (Q4 2012 - $1,700 per ounce), generating revenue of $17.5 million (Q4 2012 - $20.2 million). In 2013, the Limon Mine generated gold revenue of $80.2 million (2012 - $79.5 million) from the sale of 57,400 ounces (2012 – 47,610 ounces) at an average price of $1,396 per ounce (2012 - $1,670 per ounce).

In the fourth quarter of 2013, the Limon Mine produced 15,905 ounces of gold at a cash operating cost of $608 per ounce and a total cash cost of $667 per ounce from 119,487 tonnes of ore milled at an average grade of 4.53 g/t at a processed gold recovery of 91.4%, compared to budget of 14,326 ounces at a cash operating cost of $750 per ounce. Grade from surface and underground operations was better than forecast, throughput was higher (1,299 tonnes per day) as a consequence of mill liner design change and downstream process optimization. Underground operations comprised 65% of mill feed. Lower than budgeted operating costs also contributed to the favourable reduction in cash operating costs per ounce. Principal savings for underground mining costs were from reduced energy costs (both for quantity and price).

Total annual gold production was 58,191 ounces at a cash operating cost of $652 per ounce and total cash cost of $735 per ounce from 445,001 tonnes of ore milled at an average grade of 4.46 g/t gold. This compares to budget of 55,031 ounces at a cash operating cost of $727 per ounce.

In the fourth quarter of 2013, capital expenditures totaled $4.5 million, which included $1.2 million of deferred underground mine development, deferred stripping of $0.5 million, completion of the leach and CIP tank project of $0.6 million, mine equipment of $0.6 million and ongoing plant improvement initiatives. Total capital expenditures for 2013 were $17 million, which included deferred underground development of $4.3 million, deferred stripping of $2.8 million, plant tankage expansion and improvements of $2.1 million, mine equipment of $2 million and plant improvements (including electrical, equipment and automation) of $2.7 million.

The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce. Gold production in 2014 at the Limon Mine is expected to increase by approximately 7% to 20% over 2013 production. In 2014, the Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 4.36 g/t gold. The Company plans to undertake capital expenditures at the Limon Mine in 2014 totaling approximately $19.7 million. Capital expenditures in 2014 will include significant underground mine development.

The 2014 Limon exploration budget is approximately $4.3 million to fund approximately 10,700 metres of drilling. The programs include underground infill drilling and follow up of other regional targets.

Otjikoto Development Project, Namibia

Construction at the Company’s open pit Otjikoto Mine remains on time and on budget. Construction is expected to be completed and production is scheduled to commence in the fourth quarter of 2014.

Pre-development cost estimates of $244 million and deferred stripping estimates of $33 million remain in line with original pre-feasibility study estimates. In addition to these costs, the Company had planned to lease finance a total of $60 million for mobile mining equipment and power plant construction costs. However, as a result of Namibian regulations governing the securitization of certain assets, the Company now plans to lease only the mobile mining fleet for a total of $41 million. The balance of the power plant costs has been funded from the Company’s existing cash flows and credit facilities. Leasing arrangements for the mining fleet were concluded in the fourth quarter of 2013 and are expected to be fully drawn and utilized by mid-2015.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

In addition, the Company announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 meter long zone that is as close as 250 metres east of the Otjikoto deposit. The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces of gold (on a 100% basis). The inferred mineral resource is reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold. The Wolfshag zone occurs directly adjacent to the east and northeast portion of the planned Otjikoto deposit open pit. The initial high grade inferred resource estimate for the Wolfshag zone indicates the potential for future expansion of gold production and/or increase in the mine life of the Otjikoto gold project.

Pre-production expenditures for the year ended December 31, 2013 totaled approximately $167.3 million (on a cash basis), including mobile equipment purchases of $46.5 million, power plant costs of $30.6 million and prestripping costs of $6.7 million.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Gramalote Development Project, Colombia

On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment (“PEA”) for the Gramalote gold project in Colombia. The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture with AngloGold Ashanti as the project manager. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Feasibility Study. The JV partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators by the second quarter of 2014 which is the key to advancing the permitting process. The project will be reviewed again in the fourth quarter of 2014 to determine if moving to a Feasibility Study is warranted at that time.

Kiaka Development Project, Burkina Faso

The Company owns a 90% interest in the Kiaka project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou.

The measured and indicated resource estimate for the Kiaka project is 153.26 million tonnes at a diluted grade of 0.99 g/t for 4.862 million ounces of gold and inferred resources of 33.74 million tonnes at 0.93 g/t for 1.006 million ounces of gold. The Company is progressing on a feasibility study based on the higher grade section of the resources of 54 million tonnes at an average grade of 1.49 g/t gold for 2.58 million ounces in measured and indicated.

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration license to an exploitation license, completing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration.

In 2014, the $3.6 million exploration program at Kiaka will focus on drilling of the inferred resource to upgrade areas of inferred to indicated, complete a geological interpretation of the deposit and continue to evaluate some of the regional targets within the claim area.

Outlook

The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (a similar range as in 2013).

With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions. The potential addition of production from the recently acquired Kiaka Project could add an additional 200,000 ounces of annual gold production in the future.

Capital invested in 2013 to expand throughput and improve recoveries at both the Libertad and Limon mine sites will continue to benefit future periods. The Masbate Mine expansion study is expected to be completed by the third quarter of 2014, enabling us to make an expansion decision soon thereafter. An Otjikoto expansion study has already been completed with expansion at that facility planned for 2015. In all cases, operations continue to benefit from B2Gold’s ongoing exploration successes and experienced construction and operations teams. Having the same teams complete the construction of successive mines and review the operating effectiveness and efficiencies at each site affords B2Gold a unique opportunity to benefit from shared knowledge and experience. This has manifested itself most significantly in our ability to meet or exceed our production and operating cash costs guidance in each of the last three fiscal years. Training and empowerment of local mine site workers remains a core part of B2Gold’s operating philosophy and approach, resulting in minimal staff turnover at all levels and effective local control of operations, supplemented by our centralized team of experienced executives.

The Company continues its growth in financial performance with cash from operations of $144.3 million in 2013 compared to $114.4 million in 2012, despite lower gold prices. Total liquidity available at December 31, 2013 was approximately $383 million consisting of cash of $252.7 million, $100 million available for drawdown under the Company’s Senior Credit Facility and $30 million available under the equipment finance lease with CAT Financial.

In light of the significant decline in gold price experienced in 2013, the Company has modified its capital and exploration expenditures program for 2014. However, the Company continues to prioritize maximizing strong operating and financial performance, controlling costs, while remaining focused on developing its growth projects, funding them partly from cash from operations and keeping debt at manageable levels. Exploration will focus primarily on mine site and brownfields exploration.

Growth Strategy

Clearly B2Gold’s strategy of growth through accretive acquisitions and exploration success to date speaks for itself. Over the last six years, the acquisitions of Central Sun Mining Inc. (the Nicaraguan mines), Auryx Gold Corp. (the Otjikoto Project, Namibia) and CGA Mining Limited (the Masbate Mine, Philippines) have seen the Company grow annual production dramatically. The acquisition of Volta Resources Inc. (the Kiaka Project, Burkina Faso), offers the potential for significant additional production growth.

Due to its strong cash position and cash flow from operations, the Company is fully funded to complete its mine site capital expenditures, exploration, and the construction of the Otjikoto mine, and finish 2014 with a strong cash balance. In 2015, the Company’s cash from operations will increase significantly due to gold production from the Otjikoto mine.

Looking ahead, B2Gold will continue to focus on accretive acquisitions and exploration for continued growth. With a proven technical team, strong financial position and access to capital, the Company is well positioned to utilize its model of growth to continue building a profitable, growth oriented, sustainable intermediate gold producer.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the fourth quarter and year end 2013 results on Friday, March 14, 2014 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-446-4472 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 5769889). The webcast of the call can be accessed from B2Gold’s website at www.b2gold.com.

Qualified Persons

Mineral reserves and mineral resources are estimated using best practices as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIMM) and reporting of mineral reserves and resources is compliant with and in accordance to the disclosure requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The following Qualified Persons for the projects discussed in this disclosure are listed below.

Gramalote – Colombia

The mineral resource estimate for the Gramalote Project (Gramalote, Trinidad and Monjas West) was prepared by Gramalote Colombia Limited (GCL) personnel as of December 31, 2013 under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President: Geology and Metallurgy for AngloGold and a Qualified Person as defined under NI 43-101.

For the 2014 Gramalote PEA, the GCL estimated resource was audited and accepted by Donald E. Hulse, P.E., Vice President and Principal Mining Engineer and Frank Daviess MAusIMM, R.M. SME, Contracting Resource Geologist, of Gustavson Associates.

Kiaka – Burkina Faso

The mineral resource estimate for the Kiaka Project was prepared as of January 8, 2013 by Ben Parsons, MSc, MAusIMM (CP), Principal Consultant for SRK Consulting (UK) Limited, a Qualified Person as defined under NI 43-101.

B2Gold’s Qualified Person

Mr. Tom Garagan, P.Geo., B2Gold’s Senior Vice President Exploration has reviewed and approved the contents of this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, the potential for expansion of resources and reserves, potential for expansion of production capacity, future tax liabilities, projected capital investments and exploration, and the completion of the Otjikoto mine and the benefits expected from acquisitions. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian NI 43-101, which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. In addition, this press release uses the terms “reserves” and “probable reserves” within the meaning of NI 43-101.  The definitions of these terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the

Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)
	For the three months ended Dec. 31, 2013	For the three months ended Dec. 31, 2012	For the twelve months ended Dec. 31, 2013	For the twelve months ended Dec. 31, 2012

Gold revenue	$138,054	$70,783	$544,272	$259,051

Cost of sales

Production costs	(66,341)	(22,506)	(261,896)	(89,504)
Depreciation and depletion	(31,528)	(10,751)	(85,855)	(33,060)
Royalties and production taxes	(4,147)	(2,366)	(16,706)	(8,503)
Inventory fair value adjustments on CGA acquisition (non-cash)	-	-	(32,869)	-
Other	-	(962)	-	(962)

Total cost of sales	(102,016)	(36,585)	(397,326)	(132,029)

Gross profit	36,038	34,198	146,946	127,022

Gain on sale of Brucejack royalty	-	-	44,496	-
General and administrative	(7,924)	(4,518)	(31,869)	(17,610)
Share-based payments	(4,687)	(2,881)	(18,328)	(16,635)
Write-off of mineral property interests	-	(1,512)	(9,564)	(1,512)
CGA acquisition costs	-	(1,059)	(5,859)	(1,556)
Foreign exchange losses	(3,092)	(627)	(4,748)	(479)
Accretion of mine restoration provisions	(574)	(442)	(2,606)	(1,776)
Other	(1,788)	(527)	(4,876)	(3,317)

Operating income	17,973	22,632	113,592	84,137

Gain on fair value of convertible notes	14,182	-	22,815	-
Write-down of long-term investments	(2,071)	-	(20,552)	-
Convertible notes transaction costs	(657)	-	(9,683)	-
Community relations	(3,351)	(3,610)	(8,079)	(6,839)
Realized losses on derivative instruments	(1,574)	(69)	(4,815)	(213)
Unrealized gains/(losses) on derivative instruments	3,005	(367)	(2,660)	(149)
Interest and financing expense	(1,080)	(63)	(2,991)	(193)
Other	(241)	166	(522)	527

Income before taxes	26,186	18,689	87,105	77,270

Current income tax, withholding and other taxes	(6,541)	(7,126)	(22,899)	(17,853)
Deferred income tax recovery (expense)	6,575	(615)	3,097	(7,510)

Net income for the period	$26,220	$10,948	$67,303	$51,907

Attributable to:
Shareholders of the Company	$26,220	$10,948	$67,303	$51,907
Non-controlling interests	-	-	-	-

Net income for the period	$26,220	$10,948	$67,303	$51,907

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.03	$0.11	$0.13
Diluted	$0.02	$0.03	$0.07	$0.13

Weighted average number of common shares outstanding (in thousands)
Basic	651,005	389,724	636,130	384,733
Diluted	719,717	397,421	663,785	391,940

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)
	For the three months ended Dec. 31, 2013	For the three months ended Dec. 31, 2012	For the twelve months ended Dec. 31, 2013	For the twelve months ended Dec. 31, 2012

Operating activities
Net income for the period	$26,220	$10,948	$67,303	$51,907
Mine restoration provisions settled	(269)	(256)	(1,073)	(3,486)
Non-cash charges (credits)
Depreciation and depletion	31,528	10,751	85,855	33,060
Gain on sale of Brucejack royalty	-	-	(44,496)	-
Amortization of deferred revenue	(9,254)	-	(37,404)	-
Inventory fair value adjustments on CGA acquisition	-	-	32,869	-
Gain on fair value of convertible notes	(14,182)	-	(22,815)	-
Write-down of long-term investments	2,071	-	20,552	-
Share-based payments	4,687	2,881	18,328	16,635
Convertible notes transaction costs	657	-	9,683	-
Write-off of mineral property interests	-	1,512	9,564	1,512
Deferred income tax (recovery) expense	(6,575)	615	(3,097)	7,510
Unrealized losses (gains) on derivative instruments	(3,005)	367	2,660	149
Accretion of mine restoration provisions	574	442	2,606	1,776
Loss on disposal of equipment	-	2,900	-	2,900
Other	3,251	964	3,808	2,436
Cash provided by operating activities before changes in non-cash working capital	35,703	31,124	144,343	114,399

Changes in non-cash working capital	2,649	2,994	3,484	(9,322)
Cash provided by operating activities after changes in non-cash working capital	38,352	34,118	147,827	105,077

Financing activities
Convertible notes, net of transaction costs	(657)	-	249,067	-
Revolving credit facilities, proceeds	-	-	100,000	-
Revolving credit facilities, repayments	-	-	(50,000)	-
Masbate project loan repayments	-	-	(18,524)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	9,168	-	9,168	-
Common shares issued for cash	-	1,226	2,369	8,617
Payment of finance lease obligations	(2,009)	-	(7,955)	-
Restricted cash, net	(1,149)	-	7,851	-
Common shares issued by subsidiary to EVI for cash	-	-	5,095	-
Revolving credit facility transaction costs	-	-	(4,048)	-
Interest and commitment fees paid	(766)	(63)	(2,925)	(192)
Other	(260)	-	(562)	(10)
Cash provided by financing activities	4,327	1,163	289,536	8,415

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(22,694)	-	(83,469)	-
Otjikoto, mobile mine equipment	(5,316)	-	(46,539)	-
Otjikoto, power plant	(15,090)	-	(30,635)	-
Otjikoto, prestripping	(2,625)	-	(6,697)	-
Gramalote, prefeasibility and exploration	(3,898)	(11,985)	(47,979)	(30,872)
Masbate Mine, development and sustaining capital	(10,498)	-	(31,344)	-
Libertad Mine, development and sustaining capital	(3,057)	(6,696)	(17,506)	(29,586)
Libertad Mine, Jabali development	(3,211)	(4,146)	(14,514)	(12,693)
Limon Mine, development and sustaining capital	(4,463)	(4,570)	(16,992)	(21,461)
Other exploration and development	(5,527)	(12,157)	(28,222)	(47,215)
Cash acquired on CGA acquisition	-	-	56,088	-
CGA acquisition costs paid	-	-	(16,012)	-
Cash proceeds from sale of Brucejack royalty	-	-	44,496	-
Loan to EVI	-	-	(5,000)	-
Purchase of EVI preference shares	-	-	(6,458)	-
Purchase of long-term investments	-	-	(3,997)	(5,068)
Cash acquired on Volta acquisition, net of transaction costs	3,217	-	3,217	-
Other	(528)	(935)	(1,013)	(940)
Cash used by investing activities	(73,690)	(40,489)	(252,576)	(147,835)

Increase (decrease) in cash and cash equivalents	(31,011)	(5,208)	184,787	(34,343)

Cash and cash equivalents, beginning of period	283,747	73,157	67,949	102,292

Cash and cash equivalents, end of period	$252,736	$67,949	$252,736	$67,949

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
	As at December 31, 2013	As at December 31, 2012
Assets

Current

Cash and cash equivalents	252,736	$67,949
Accounts receivable and prepaids	26,273	7,695
Value-added and other tax receivables	19,823	18,737
Inventories	75,665	41,608

	374,497	135,989

Long-term investments (carried at quoted market values)	20,769	3,661

Value-added tax receivables	28,875	-

Mining interests
- Owned by subsidiaries	1,517,277	432,725
- Investments in joint ventures	150,168	101,999

Goodwill	202,070	-

Other assets	16,070	2,091

	2,309,726	$676,465

Liabilities

Current

Accounts payable and accrued liabilities	65,812	$24,223
Current taxes payable	15,658	13,797
Current portion of long-term debt	12,965	-
Current portion of unrealized fair value of derivative instruments	2,563	143
Current portion of mine restoration provisions	1,351	4,217
Other	472	1,501

	98,821	43,881

Unrealized fair value of derivative instruments	205	-

Long-term debt	300,447	-

Mine restoration provisions	45,449	27,659

Deferred income taxes	186,811	34,148

Employee benefits obligation	6,626	4,458

	638,359	110,146

Equity

Shareholders’ equity

Share capital
Issued: 674,719,721 common shares (Dec 31, 2012 – 393,307,942)		468,550
	1,519,217
Contributed surplus	52,333	35,383

Accumulated other comprehensive loss	(40,539)	(6,793)

Retained earnings	132,640	62,807

	1,663,651	559,947

Non-controlling interests	7,716	6,372

	1,671,367	566,319

	2,309,726	$676,465